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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68328

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/19   AND ENDING   12/31/19

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GreensLedge Capital Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue, 37th Floor
(No. and Street)

New York   **New York**   **10022**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Wormser   **(212) 792-5270**
                                                    (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name -- *if individual, state last, first, middle name*)

345 Park Avenue   **New York**   **New York**   **10154**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, _____Kenneth Wormser_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____GreensLedge Capital Markets LLC_____, as of _____December   31_____,20 19___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



2/27/20

_____
Notary Public

_____
Signature

Managing Partner
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**GREENSLEDGE CAPITAL MARKETS LLC
AND SUBSIDIARY
(A WHOLLY OWNED SUBSIDIARY OF
GREENSLEDGE HOLDINGS LLC)**

**Consolidated Financial Statement
and
Report of Independent Registered Public Accounting Firm
December 31, 2019**

GREENSLEDGE CAPITAL MARKETS LLC AND SUBSIDIARY
(A WHOLLY OWNED SUBSIDIARY OF GREENSLEDGE HOLDINGS LLC)
Index
December 31, 2019



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Management Committee of GreensLedge Holdings LLC
GreensLedge Capital Markets LLC:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of GreensLedge Capital Markets LLC and subsidiary (the Company) as of December 31, 2019, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2014.

New York, New York
February 27, 2020

GREENSLEDGE CAPITAL MARKETS LLC AND SUBSIDIARY
(A WHOLLY OWNED SUBSIDIARY OF GREENSLEDGE HOLDINGS LLC)
Consolidated Statement of Financial Condition
As of December 31, 2019

Assets

Cash and cash equivalents	$ 11,941,840
Accounts receivable	7,698,901
Operating lease right of use assets	1,252,921
Due from clearing broker	420,606
Prepaid expenses and other assets	353,902
Property and equipment, net	188,232
Security deposits	86,796
Due from affiliate	42,425
Finance lease right of use assets	25,328
Total assets	$ 22,010,951

Liabilities and Member's Equity

Liabilities

Accrued expenses	$ 1,646,575
Operating lease liabilities	1,286,959
Income tax payable	194,000
Accounts payable	130,636
Due to affiliates	119,054
Due to parent	112,293
Finance lease liabilities	26,948
Deferred revenue	25,000
Total liabilities	3,541,465
Subordinated loan	1,000,000
Member's equity	
Member's equity	17,438,786
Accumulated other comprehensive income	30,700
Total member's equity	17,469,486
Total liabilities and member's equity	$ 22,010,951

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Nature of Business

GreensLedge Capital Markets LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides placements, advisory and other transactional services to issuers, investors and other institutional market participants.

The Company is a wholly owned subsidiary of GreensLedge Holdings LLC (the "Parent"). The Company's office is located in New York City, New York.

GreensLedge Asia Limited ("Asia"), a wholly owned subsidiary of GreensLedge Capital Markets LLC, was formed under the laws of the Cayman Islands for the purpose of expanding the Company's business in foreign markets. Asia has a branch office in Tokyo, Japan.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statement includes the accounts of the Company and its wholly-owned subsidiary, GreensLedge Asia Limited. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions, investment banking, and investment advisory services across a broad array of asset classes. All intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are carried at the amounts billed to customers, net of the allowance for doubtful accounts, which is an estimate for credit losses based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables by considering each customer's financial condition, credit history and the potential effect of current economic conditions. Accounts receivable are written off when deemed uncollectible after reasonable collection efforts. Recoveries of accounts receivable previously written off are recorded when received. Management does not believe that an allowance is required as of December 31, 2019.

Revenue from Contracts with Customers

Recognition
The Company recognizes revenue from contracts with customers in accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606").

Revenue from Contracts with Customers (continued)

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Receivables of $7,698,901, as of December 31, 2019 are reported in consolidated statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. No contract assets are reported in the consolidated statement of financial condition at December 31, 2019.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

The below schedule summarizes the contract liability activity during the year related to placement and advisory fees. As of December 31, 2019, the Company had no contract liabilities reported on its consolidated statement of financial condition.

Customer	Balance as of 12/31/2018	Additions in 2019	Revenue recognized in 2019	Balance as of 12/31/2019
Client A	-	100,000	100,000	-
Client B	-	25,000	25,000	-
Client C	-	62,500	62,500	-
Client D	-	100,000	100,000	-
	-	287,500	287,500	-

Cash, Cash Equivalents, and Restricted Cash

The Company considers its investments in short-term money market accounts to be cash equivalents. The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days from date of acquisition. The carrying amounts of such cash equivalents approximate fair value due to the short term nature of these instruments.

Restricted cash included in security deposits on the consolidated statement of financial condition represents amounts pledged as collateral for leases.

Due from Clearing Broker

Due from clearing broker includes a clearing deposit of $250,000 the Company maintains with its clearing broker. The remaining receivable represents cash maintained by the Company with its clearing broker to facilitate settlement and clearance of matched principal transactions and spreads on matched principal transactions that have not yet been remitted from/to the clearing organization.

Foreign Currency

Results of operations for Asia have been translated from its local currency, Japanese Yen, to the U.S. dollar using average exchange rates during the period, while assets and liabilities are translated at the exchange rate in effect at the reporting date. Gains or losses resulting from translating foreign currency financial statements are reported as accumulated other comprehensive income (loss) and are shown as a separate component of member's equity.

Property and Equipment

Property and equipment is stated at cost and is being depreciated over five to seven years, which approximates their useful lives, using the straight-line method. Major expenditures for property and equipment which substantially increase their useful lives are capitalized; maintenance, repairs, and minor renewals are expensed as incurred.

Income Taxes

The Company is a single member limited liability company. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company is, however, subject to New York City Unincorporated Business Tax and records a provision for unincorporated business taxes and reimburses the Parent for taxes incurred and attributable to the Company's income which is reported in the Parent Company's tax return.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2016.

At December 31, 2019, the Company had a current income tax payable to its Parent of $194,000 in the accompanying consolidated statement of financial condition.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancellable operating leases, for office space. The Company recognized several lease liabilities and a right of use (ROU) assets as at January 1st, 2019, the effective date of ASC 842, and elected a package of practical expedients allowing the Company to forgo reassessing the classification of certain legacy leases. The Company recorded a transition adjustment establishing $869,856 in operating lease liabilities and applying the $44,250 deferred rent balance to arrive at operating lease right of use assets of $825,606. The lease liabilities are initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company determines its incremental borrowing rate by starting with observable unsecured bond market yields, and adjusting those rates to arrive at secured (collateralized) rates in addition to considering payment terms of the individual leases. The ROU asset is initially and subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial

Leases (continued)

direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which amends the recognition and measurement of credit losses framework on financial assets that are not measured at fair value through net income. The ASU introduces the Current Expected Credit Loss ("CECL") impairment model which replaces the current incurred loss impairment model by broadening the range of data that is incorporated into the measurement of credit losses to reflect the net amount expected to be collected over the remaining expected life of the financial assets upon initial recognition. Under CECL, an entity is required to consider historical loss experience, current conditions and reasonable and supportable information around forecasted economic conditions when measuring credit losses. The guidance will become effective for the Company for the reporting period beginning January 1, 2020. The Company expects to adopt the provisions of this guidance on January 1, 2020, but the change in measurement basis is not expected to have a material impact on its financial statement.

3. Concentration of credit risk

The Company maintains its U.S. based cash balances with one financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's cash balances may exceed the FDIC coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

4. Property and equipment

Property and equipment as of December 31, 2019 consist of the following:

Furniture and fixtures	$	108,209
Computer equipment		591,765
		699,974
Less: accumulated depreciation		511,742
Property and equipment, net	$	188,232

5. Subordinated Loan

The Company executed a subordinated loan in June 2014 in the amount of $1,000,000 with the Parent which was in accordance with an agreement approved by FINRA. The subordinated loan had an original maturity date of June 21, 2015 accruing interest at 7% per annum payable at maturity. With the approval of FINRA, this loan was has been extended annually with one year maturity dates. The Company has an

5. Subordinated Loan (continued)

existing subordinated loan with a maturity date of June 21, 2020. As of December 31, 2019, accrued interest payable from the subordinated loan of $37,014 is included in due to parent in the accompanying consolidated statement of financial condition.

6. Employee Benefit Plan

The Company maintains a 401(k) deferred compensation plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code.

The Company, at its discretion, may also make matching contributions.

7. Related Party Transactions

As discussed in Note 1, the Company is a wholly owned subsidiary of GreensLedge Holdings LLC, the sole member.

GreensLedge Group, LLC ("GLG"), GreensLedge Asset Management ("GLAM"), and GreensLedge Advisors ("GLA") are affiliated entities through common ownership by the Company's member. There is an allocation of expenses between the Company, the Parent, GLG, GLAM, and GLA that is based upon an expense sharing agreement (the "Agreement"). The Agreement calls for the allocation of certain expenses related to shared resources and facilities as well as other incidentals (including rent, payroll and other related operating expenses).

At December 31, 2019, the amounts owed to GLG and GLA were $4,101 and $114,953 respectively. Both amounts are classified as due to affiliates in the consolidated statement of financial condition. At December 31, 2019, the amount due from GLAM was $42,425, and is classified as due from affiliate in the consolidated statement of financial condition. As of December 31, 2019, the amount due to the Parent was $112,293 and is included in due to parent in the consolidated statement of financial condition.

8. Commitments and Contingencies

Lease Commitment

The Company and its subsidiary, Asia have several obligations as a lessee for office space, and equipment with initial noncancellable terms in excess of one year. The Company classified all its domestic leases as operating leases. The Company classifies the subsidiary's office lease as operating, and equipment leases as financing leases respectively. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. While there are available options to renew certain operating and finance leases, as of December 31, 2019 the Company is not reasonably certain it will be exercising any of the renewal options.

8. Commitments and Contingencies (continued)

Lease Commitment (continued)

The aggregate future lease payments under the Company's noncancellable operating leases as of December 31, 2019 are as follows:

	Office Lease 1	Office Lease 2	Equpment	Office Lease 3 (Subsidiary)	Total
2020	$ 561,018	$ 24,934	$ 4,991	$ 78,095	$ 669,038
2021	477,275	11,508	2,080	79,526	570,389
2022	-	-	-	79,526	79,526
2023	-	-	-	19,882	19,882
Less Imputed Interest	(34,293)	(938)	(182)	(16,463)	(51,876)
Lease Liability	$ 1,004,000	$ 35,504	$ 6,889	$ 240,566	$ 1,286,959

Supplemental Information:
Weighted average remaining lease term: 25.04 Months
Weighted average discount rate: 3.59%

The aggregate future lease payments of the subsidiary's finance leases are as follows:

	PC(3 Set)	PC(1 Set)	PC(4 Set)	PC(1 Set)-2	Furniture	Copy Machine	Telephone Set	Total
2020	$ 1,099	$ 469	$ 1,568	$ 283	$ 500	$ 2,520	$ 1,410	$ 7,850
2021	183	352	1,568	283	500	2,520	1,410	6,816
2022	-	-	1,568	283	500	2,520	1,410	6,281
2023	-	-	1,568	283	125	210	1,410	3,596
2024	-	-	784	189	-	-	1,410	2,382
2025	-	-	-	-	-	-	1,410	1,410
2026	-	-	-	-	-	-	352	352
Less Imputed Interest	(19)	(21)	(502)	(99)	(53)	(378)	(667)	(1,739)
Lease Liability	$ 1,264	$ 800	$ 6,554	$ 1,222	$ 1,573	$ 7,393	$ 8,144	$ 26,948

Supplemental Information:
Weighted average remaining lease term: 52.04 Months
Weighted average discount rate: 2.89%

Off –balance Sheet Risk

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to its clearing organization on a fully-disclosed basis. Therefore, all customer account balances and long and short security positions are carried on the books of the clearing organization. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organization monitor collateral on the customers' accounts.

The clearing deposit of $250,000 is pursuant to this agreement and is included in due from clearing broker.

GREENSLEDGE CAPITAL MARKETS LLC AND SUBSIDIARY
(A WHOLLY OWNED SUBSIDIARY OF GREENSLEDGE HOLDINGS LLC)
Notes to Consolidated Financial Statement
December 31, 2019

9. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital greater than $250,000.

As of December 31, 2019, the Company had net capital of $ $8,729,377, which was $8,479,377 in excess of the minimum net capital required.

10. Subsequent Events

The Company has evaluated its subsequent events through February 27, 2020 the date that the accompanying consolidated financial statement was available to be issued. The Company made distributions of profits to its Parent in the ordinary course of business of $4,380,000 in January 2020 and $1,950,000 in February 2020. There were no other subsequent events which would require disclosure in the footnotes to the financial statement.